

September 23, 2013

<u>Via E-mail</u>
Sylvain Desrosiers
President
Gaming Entertainment International, Inc.
11700 W. Charleston Blvd
Suite 170-170
Las Vegas, NV 89135

> **Re:** **Gaming Entertainment International, Inc.**
> **Amendment No 1 to Registration Statement on Form S-1**
> **Filed September 6, 2013**
> **File No. 333-189283**

Dear Ms. Desrosiers:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Risks and Uncertainties facing the Company, page 7</u>

1.      We note your response to comment 6 of our letter dated July 10, 2013. We have been unable to locate the revised disclosure. Please revise to include a summary of the going concern report, in this section and in the risk factor section.

<u>Summary Financial Information, page 8</u>

2.      We note your response to comment 8.  In an amended filing, please revise your disclosure to provide five fiscal years of information for Walley Communications Consulting, Inc.

Use of Proceeds, page 18

3.      We note your response to comment 11. Please revise to provide the information required by Instructions 5 and 6 to Item 504 of Regulation S-K, if applicable.

Dilution, page 18

4.      We note your response to comment 14 and re-issue the comment. Please include the relative contribution disclosure of Item 506 of Regulation S-K. Refer to the first sentence of Item 506 of Regulation S-K.

The Company, page 21

5.      We note your response to comment 15. Please revise to discuss the operating history of Walley. Describe the current business operations of Walley and explain how it relates to your plan of operations.

Plan of Operation, page 24

6.      Please tell us the basis for your proposed plan of operation, including all proposed capital expenditures and acquisitions. In this regard, we note your limited operating history, your net losses since inception, and your lack of financing.

Business Plan, page 24

7.      We note your response to comment 18. Please revise to indicate whether or not you have entered into written agreements with your officers or any banks to fund your operations. If so, please revise to summarize the material terms of the agreements and file the agreements as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K. If not, please revise your disclosure to so state and clarify that the officers are not obligated to fund your operations. Include related risks.

Directors, Executive Officers, and Control Persons, page 31

8.      We note your response to comment 33. We have been unable to locate the revised disclosure.  As such, we re-issue the comment, in part. Please revise to include Sylvain Desrosiers' principal occupation and employment in the past five years. Also revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as a director, in light of your business and structure. Refer to Item 401(e) of Regulation S-K.

9.      We note your response to comment 34. Please revise to include William W. Noll's and Chester C. Burley III's principal occupations and employment for the past five years, giving exact dates and titles.

Financial Statements

Note 3 – Share Exchange Agreements, page F-19

10.     We note your response to comment 40. Please confirm that you have considered the
        guidance in Section 805-20-25-10 of the Accounting Standards Codification in reaching
        the conclusion that there are no intangible assets other than goodwill acquired in the
        Walley Communications Consulting Inc. transaction.

Note 6 – Stockholders' Equity, page

11.     We have reviewed your responses to comments number 41, 42, and 43. Please provide
        the following information regarding your valuations of stock transactions.
        • Please tell us how management "arbitrarily calculated" the $3 per share value
          used in the share exchange.
        • Please tell us the value of the services rendered in exchange for the 1,418,500
          shares issued on December 28, 2012.
        • Lastly, please tell us why management feels it would be appropriate to value
          shares issued to management differently from other transactions that have
          occurred on the same day. Please specifically cite the accounting literature
          management relied to justify their position.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •    should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

   •    the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility for
        the adequacy and accuracy of the disclosure in the filing; and

   •    the company may not assert staff comments and the declaration of effectiveness as a
        defense in any proceeding initiated by the Commission or any person under the federal
        securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel

cc: Diane Dalmy